UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                          Tombstone Technologies, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)


                                   Neil A. Cox
                               5380 Highlands Dr.,
			       Longmont, CO 80503
                                 (281) 825-5000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    11/24/2010
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                     --------------------------
                                                           Page 2 of 5    Pages
                                                     --------------------------
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1         NAME OF REPORTING PERSON:

          Neil A. Cox

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                 PF (Personal Funds)

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

     Number of  7           SOLE VOTING POWER
      Shares                580,000 common shares
   Beneficially ----------------------------------------------------------------
     owned by   8           SHARED VOTING POWER
       Each                 0
     Reporting  ----------------------------------------------------------------
      Person    9           SOLE DISPOSITIVE POWER
       with                 580,000 common shares
                ----------------------------------------------------------------
                10          SHARED DISPOSITIVE POWER
                            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          580,000 common shares directly
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.7% as of December 6, 2010
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                            Page 3 of 5    Pages
                                                      --------------------------

ITEM 1. SECURITY AND ISSUER.


          This statement on Schedule 13D relates to shares of common stock, no par value, of Tombstone Technologies, Inc., a Colorado corporation ("Tombstone"). The address of the principal executive offices of Tombstone is 10001 Woodloch Forest Dr., Suite 325, The Woodlands, TX 77380.


ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is being filed on behalf of Neil A. Cox.

         (b) Mr.  Cox's  address is 5380 Highlands Dr., Longmont, CO 80503.


         (c) Neil A. Cox.


          (d) Mr. Cox has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Cox has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Cox is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Not applicable


ITEM 4. PURPOSE OF TRANSACTION.


This amendment is filed to update information on Schedule 13D. Mr. Cox has sold 100,000 shares of stock. Mr. Cox is no longer a 5% or greater shareholder of the Issuer.

         Mr. Cox does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Tombstone, or the disposition of securities of Tombstone. Mr. Cox does intend to continue to sell shares under Rule 144 as the market allows;

                                                    --------------------------
                                                          Page 4 of 5    Pages
                                                    --------------------------

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Tombstone or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Tombstone or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Tombstone, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Tombstone;

         (f) Any other material change in Tombstone's business or corporate structure;

         (g) Changes in Tombstone's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tombstone by any person;

         (h) Causing a class of securities of Tombstone to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

         (i) A class of equity securities of Tombstone becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


         The percentages of outstanding shares of Tombstone common stock reported below are based on the statement that as of December 6, 2010 there were 33,878,000 shares of Tombstone common stock outstanding.


(a) Aggregate number of shares owned (directly and indirectly):                  580,000 common shares directly;
                                                                                 0 shares indirectly

    Percent of outstanding shares owned:                                         1.7% directly;
                                                                                 0% indirectly

(b) Sole Power of voting for Reporting Person:                                   580,000 common shares


    Shared Power of voting for Reporting Person:                                 None

(c) Transactions in securities in the past 60 days for Reporting Person:         None other than reported
										 in sale transaction

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not Applicable

                                                    --------------------------
                                                          Page 5 of 5    Pages
                                                    --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Cox has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Tombstone, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2010



/s/Neil A. Cox
------------------------------
Neil A. Cox